UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2011
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
EX-99.2
EX-99.3

LDK Solar Announces Proposed Offering of RMB-denominated
US$-settled Senior Notes
     We, LDK Solar Co., Ltd., today announced our intention to offer, subject to market and other conditions, RMB-denominated US$-settled senior notes pursuant to Regulation S under the United States Securities Act of 1933, as amended. The notes will be guaranteed by certain of our offshore subsidiaries. The interest rate, price and other terms are to be determined by negotiations between us and the underwriters of the notes. We intend to use the net proceeds of the offering to repay certain of our existing indebtedness with remaining maturities of up to one year.
     Our press release announcing the proposed offering issued on February 10, 2011 is attached hereto as Exhibit 99.2.
     In connection with the proposed issue of senior notes, we will provide certain institutional investors with recent corporate information regarding our business and operations. An extract of such recent information is attached hereto as Exhibit 99.3.
     Neither our press release nor the extract of our corporate information is an offer to sell or the solicitation of an offer to buy any of our securities. Any offers of the above securities will be made only by means of a private offering memorandum.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai

Name:	Jack Lai
Title:	Chief Financial Officer
Date: February 10, 2011

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